EXHIBIT 99.1

Osisko Development Extends Gold Mineralization at Cariboo Gold Project Beyond 700 m Vertical Depth in Previously Untested Areas; Intercepts Include 13.19 g/t Gold Over 3.60 m at 596 m Vertical Depth and 28.90 g/t Gold Over 0.50 m at 718 m Vertical Depth

HIGHLIGHTS

  8,971 m of new surface exploration drilling designed to test near mine potential at depth and in under-drilled gap zones between defined deposit footprints. Approximately 65% of drilling transected areas outside the Cariboo Gold deposit.
  Highlight intercepts from outside the footprint of the current mineral resource across multiple zones on strike, include: 13.19 g/t Au over 3.60 m at 596 m vertical depth, 6.40 g/t Au over 6.30 m at 326 m vertical depth (including 40.60 g/t Au over 0.50 m, 19.10 g/t Au over 0.70 m, and 4.56 g/t Au over 0.70 m), 6.17 g/t Au over 7.10 m at 517 m vertical depth (including 73.20 g/t Au over 0.50 m, 10.40 g/t Au over 0.50 m, and 2.21 g/t Au over 0.50 m) and 28.90 g/t Au over 0.50 m at 718 m vertical depth.
  Results to date confirm the presence of high-grade mineralization at depth and reinforce the strong potential for upside within under-tested gap zones and below the current Cariboo Gold deposit footprint, which extends to an average depth of approximately 350 metres.
  5 drill rigs continue operating at surface systematically testing targets down-dip of the current Mineral Resource to a maximum vertical depth of up to 800 metres.

MONTREAL, July 08, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce new drilling results from eleven (11) surface diamond drill holes that were completed as part of an ongoing deeps and near mine gap infill exploration program at the Company's permitted, 100%-owned Cariboo Gold Project ("CGP" or the "Project"), located in central British Columbia, Canada.

Chris Lodder, President, stated, "We are encouraged by the initial results of the surface exploration drill program at the Cariboo Gold Project, which intercepted mineralization in all eleven drill holes. Strong high-grade intercepts in previously untested areas and known under-tested gaps continue to demonstrate the at depth potential for resource growth beyond our current mineral inventory. These results reinforce our view that we are only beginning to define the full extent of the mineralized system at depth, while identifying compelling near-mine upside opportunities — all within the Project's existing permitted footprint. We are at an early stage of this program and are excited to keep drilling."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from eleven (11) surface deeps and gap zone exploration diamond drill ("DD") holes totaling 8,971 metres ("m") with depths ranging from 114 to 1,159 m (see Table 1 and Figure 2) completed between December 2025 and April 2026. Approximately 65%, or 5,823 m of drilling transected areas outside the current Cariboo Gold Mineral Resources, as defined by a 15 m buffer around optimized Mineral Reserves and Mineral Resources stope shapes1. All holes were collared in HQ (63.5 millimetre diameter) and reduced to NQ (47.6 millimetre diameter) where necessary to continue advance or implement directional drilling. Available tooling for directional drilling requires advance in NQ with a BQ (36.5 millimetre diameter) output while steering is active. All assays were received by June 1, 2026. Select assay highlights from intercepts outside the current Mineral Resources footprint include:

  42.42 grams per tonne ("g/t") gold ("Au") over 1.50 m in IM-26-001 at 111 m vertical depth (Figure 2), including:
    122.50 g/t Au over 0.50 m, and
    3.17 g/t Au over 0.50 m
  6.40 g/t Au over 6.30 m in IM-26-001 at 326 m vertical depth, including:
    40.60 g/t Au over 0.50 m, and
    19.10 g/t Au over 0.70 m, and
    4.56 g/t Au over 0.70 m
  6.17 g/t Au over 7.10 m in IM-26-003 at 517 m vertical depth, including:
    73.20 g/t Au over 0.50 m, and
    10.40 g/t Au over 0.50 m, and
    2.21 g/t Au over 0.50 m
  13.19 g/t Au over 3.60 m in IM-26-003 at 596 m vertical depth, including:
    73.10 g/t Au over 0.50 m, and
    15.95 g/t Au over 0.50 m, and
    2.25 g/t Au over 0.60 m, and
    1.93 g/t Au over 0.50 m
  4.87 g/t Au over 5.90 m in IM-26-003 at 524 m vertical depth, including:
    29.00 g/t Au over 0.50 m, and
    17.15 g/t Au over 0.50 m, and
    4.56 g/t Au over 0.50 m, and
    2.81 g/t Au over 0.50 m
  6.61 g/t Au over 4.50 m in IM-26-003 at 425 m vertical depth (Figure 3), including:
    41.00 g/t Au over 0.50 m, and
    5.84 g/t Au over 0.50 m, and
    4.40 g/t Au over 0.50 m, and
    2.91 g/t Au over 0.50 m, and
    2.24 g/t Au over 0.50 m
  2.79 g/t Au over 8.25 m in IM-26-001 at 436 m vertical depth, including:
    19.65 g/t Au over 0.50 m, and
    9.30 g/t Au over 0.50 m, and
    3.06 g/t Au over 0.50 m, and
    6.36 g/t Au over 0.50 m, and
    4.03 g/t Au over 0.50 m
  13.83 g/t Au over 1.55 m in IM-26-003 at 277 m vertical depth, including:
    38.70 g/t Au over 0.55 m
  8.81 g/t Au over 2.25 m in CM-26-001 at 370 m vertical depth, including:
    23.10 g/t Au over 0.50 m, and
    16.00 g/t Au over 0.50 m
  17.32 g/t Au over 1.00 m in CM-25-003 at 371 m vertical depth, including:
    33.10 g/t Au over 0.50 m

Complete assay highlights, including true width estimates and vertical depths from surface, are presented in Tables 1 and 2, split by relative position within and outside of the current footprint of the Cariboo Gold Mineral Resources1. Drill hole locations and collar orientations are listed in Table 2. Intervals not recovered by drilling were assigned zero grade. Top cuts have not been applied to high grade assays.

Figure 1: Plan view Cariboo deep and gap zone surface drilling select intercept highlights.

Figure 2: 42.42 g/t Au over 1.50 m in IM-26-001 at 111 m vertical depth.

Figure 3: 6.61 g/t au over 4.50 m in IM-26-003 at 425 m vertical depth.

Figure 4: 2.79 g/t Au over 8.25 m in IM-26-001 at 436 m vertical depth.

Figure 5: Long section displaying Cariboo deeps and gap zone surface drilling with select intercept highlights.

DISCUSSION OF RESULTS

  Results to date confirm the presence of high-grade mineralization at depth and reinforce the strong potential for resource growth upside well beyond the 350 m average of depth of the current deposit.
  The consistency of broad high-grade intercepts in drill holes testing through and under the Shaft-Mosquito Gap, as seen in IM-26-002 and IM-26-003 (Figure 5), suggests high potential for near mine upside within this previously undertested zone.
  Significant number of intercepts in Table 1 (length weighted assay composites and individual samples>=1.8 g/t Au within the footprint of the current Mineral Resources) demonstrate notable continuity and possible resource upside potential.
  All eleven holes released encountered assay composites >=1.8 g/t Au, with ten holes encountering assay composites >=1.8 g/t Au outside the current Mineral Resources. One hole (CM-25-001) was stopped early at 114 m due to historical workings intercepted at 108 m downhole.

ABOUT THE CARIBOO DEEP PROGRAM

This ongoing program is designed to test the potential for vein corridor extensions of the existing Cariboo Gold deposit down to vertical depths of up to 800 m. The defined limit of the existing Cariboo Gold Mineral Resources and Mineral Reserves reflects limitations imposed by local topography and the practical depth of surface drills for achieving intercept spacing required for a mineral resource estimate, which is approximately 350 m vertical on average across the 4.4 km strike of the deposit. The program is also designed to target under-tested gap areas between defined deposit zones where historic mining was observed, including, for example, the ~1.2 km gap between the Shaft and Mosquito Creek Zones. Drillholes collared within the defined resource provide additional infill intercepts at shallower depths. Directional drilling has been implemented on select drillholes for higher precision targeting to depth.

Ongoing surface drilling will continue to systematically test down-dip of the current resource to a maximum along strike target spacing of 300 m. Additional holes at target spacing 50 m near surface and 100 m at depth will be drilled to test continuity around the most prospective intercepts outside the current Mineral Resources footprint. New lithologic data incorporated into updated and extended geologic models is expected to aid in further refining of at depth targets.

Table 1: Length weighted assay composites and individual samples>=1.8 g/t for Cariboo Deep diamond drill intercepts within the footprint of the current resource.

Drillhole ID		From (m)	To (m)	Length (m)	Au g/t	Est. True Width (m)	Vertical Depth (m)
CM-25-001		100.30	104.25	3.95	2.73	2.54	78
	Including	102.65	103.75	1.10	8.68
CM-25-002		65.40	65.90	0.50	1.91	0.35	51
		101.80	104.80	3.00	2.74	2.12	80
	Including	101.80	103.30	1.50	3.24
	and	103.30	104.80	1.50	2.23
		177.10	180.50	3.40	9.31	2.30	140
	Including	177.10	177.60	0.50	2.57
	and	177.60	178.10	0.50	38.10
	and	179.50	180.00	0.50	16.25
	and	180.00	180.50	0.50	3.03
		187.25	187.80	0.55	9.30	0.39	147
		191.70	196.20	4.50	4.41	3.18	153
	Including	193.70	194.20	0.50	12.75
	and	195.70	196.20	0.50	25.00
		208.00	211.75	3.75	3.63	2.41	166
	Including	209.00	209.50	0.50	24.90
		230.40	231.90	1.50	2.26	1.41	184
	Including	230.90	231.40	0.50	6.45
		233.50	234.00	0.50	16.05	0.50	186
		235.00	236.00	1.00	17.47	0.42	188
	Including	235.00	235.50	0.50	34.50
		248.30	251.20	2.90	12.09	1.77	200
	Including	249.70	250.45	0.75	26.50
	and	250.45	251.20	0.75	19.60
		264.90	266.90	2.00	12.83	1.41	214
	Including	265.40	265.90	0.50	5.61
	and	265.90	266.40	0.50	45.40
CM-25-003		86.50	87.00	0.50	3.19	0.25	72
		142.35	142.85	0.50	3.10	0.25	117
		178.85	179.85	1.00	1.83	0.77	147
	Including	179.35	179.85	0.50	2.00
		197.45	200.15	2.70	1.88	2.24	163
	Including	199.65	200.15	0.50	8.22
		215.30	215.80	0.50	1.87	0.35	177
		248.70	249.70	1.00	2.44	0.91	204
	Including	249.20	249.70	0.50	4.39
		312.85	313.85	1.00	2.26	0.67	255
	Including	312.85	313.35	0.50	4.21
		321.40	322.40	1.00	2.11	0.71	262
	Including	321.40	321.90	0.50	3.86
	and	346.00	347.00	1.00	8.40	0.71	281
		351.85	353.50	1.65	10.62	1.13	286
	Including	351.85	353.00	1.15	15.20
		355.90	357.00	1.10	3.35	0.90	290
	Including	355.90	356.50	0.60	5.94
		364.25	364.75	0.50	3.06	0.38	296
		365.90	368.15	2.25	64.13	1.87	298
	Including	367.65	368.15	0.50	288.00
		392.05	392.55	0.50	2.34	0.39	320
CM-26-001		171.10	172.85	1.75	7.30	1.39	129
	Including	172.35	172.85	0.50	24.90
		198.80	199.80	1.00	2.06	0.64	149
	Including	199.30	199.80	0.50	3.43
		340.70	343.60	2.90	2.93	1.96	254
	Including	340.70	341.85	1.15	5.61
	and	341.85	342.55	0.70	2.45
		344.75	346.20	1.45	2.20	0.98	257
	Including	345.25	346.20	0.95	3.20
		352.70	353.80	1.10	2.20	0.63	263
	Including	353.20	353.80	0.60	3.81
	and	356.10	356.60	0.50	2.81	0.41	265
		473.75	474.75	1.00	1.88	0.76	356
	Including	474.25	474.75	0.50	2.09
CM-26-002		35.40	36.55	1.15	5.76	0.74	15
	Including	35.90	36.55	0.65	10.00
		61.50	64.25	2.75	1.85	2.11	24
	Including	62.00	62.50	0.50	9.38
		73.00	74.40	1.40	3.49	1.03	28
	Including	73.00	73.60	0.60	2.43
	and	73.60	74.40	0.80	4.29
		76.45	84.00	7.55	3.26	5.34	31
	Including	77.45	77.95	0.50	2.06
	and	78.45	79.50	1.05	13.10
	and	80.10	81.00	0.90	8.55
		92.85	97.00	4.15	5.30	3.99	36
	Including	93.35	94.00	0.65	13.05
	and	94.00	94.50	0.50	25.80
		172.00	172.50	0.50	5.77	0.43	72
		201.50	202.90	1.40	2.48	1.07	90
		207.85	208.35	0.50	1.82	0.38	92
		213.20	213.70	0.50	1.86	0.38	94
		222.80	226.75	3.95	11.11	2.91	99
	Including	223.55	224.05	0.50	66.80
	and	224.55	225.05	0.50	16.85
		232.90	234.00	1.10	2.19	0.71	102
	Including	233.40	234.00	0.60	3.85
		253.90	257.00	3.10	8.29	2.61	114
	Including	253.90	254.40	0.50	2.97
	and	254.40	254.90	0.50	45.00
	and	254.90	255.40	0.50	3.14
		261.25	264.30	3.05	3.37	1.96	118
	Including	261.25	261.75	0.50	15.45
	and	262.85	263.55	0.70	3.12
		268.50	269.50	1.00	2.42	0.64	123
	Including	269.00	269.50	0.50	4.60
		305.30	305.80	0.50	10.60	0.32	145
		319.00	322.00	3.00	5.50	2.12	154
	Including	321.50	322.00	0.50	31.80
		390.50	392.35	1.85	1.93	1.31	197
	Including	390.50	391.00	0.50	5.35
		410.00	418.00	8.00	2.41	6.13	212
	Including	411.00	411.50	0.50	10.80
	and	415.00	415.50	0.50	15.80
	and	416.00	416.50	0.50	9.69
		442.00	443.10	1.10	2.35	0.78	231
		449.15	449.85	0.70	2.22	0.45	236
		452.65	457.00	4.35	2.34	2.80	240
	Including	456.40	457.00	0.60	16.25
		458.30	461.85	3.55	12.30	2.91	243
	Including	459.50	460.90	1.40	17.50
	and	460.90	461.85	0.95	19.75
		485.90	486.40	0.50	8.40	0.37	260
		537.50	542.90	5.40	21.35	4.14	300
	Including	540.65	541.15	0.50	3.15
	and	541.15	542.40	1.25	89.80
CM-26-003		36.00	36.50	0.50	11.20	0.38	29
		153.00	153.70	0.70	3.04	0.43	115
		264.00	264.50	0.50	2.07	1.00	198
		353.90	354.90	1.00	2.22	0.64	265
	Including	353.90	354.40	0.50	4.10
		373.00	374.00	1.00	2.28	0.82	279
		377.00	377.50	0.50	2.09	0.32	281
IM-25-001		46.25	47.00	0.75	38.30	0.65	37
		49.05	50.05	1.00	8.41	0.87	40
	Including	49.05	49.55	0.50	16.70
		93.00	94.70	1.70	2.74	1.60	84
	Including	93.65	94.20	0.55	7.53
		128.65	129.15	0.50	4.31	0.41	118
		180.00	181.00	1.00	2.17	1.65	169
		190.00	192.25	2.25	1.89	1.84	180
	Including	190.70	191.20	0.50	3.96
	and	191.75	192.25	0.50	4.03
		248.50	249.00	0.50	2.02	0.32	237
		296.60	297.60	1.00	2.02	0.57	285
	Including	297.10	297.60	0.50	3.11
		334.60	336.40	1.80	2.50	1.56	324
	Including	334.60	335.20	0.60	5.42
		340.45	352.50	12.05	5.07	7.47	335
	Including	340.95	341.85	0.90	20.20
	and	341.85	342.45	0.60	2.70
	and	343.00	343.55	0.55	6.62
	and	343.55	344.05	0.50	14.75
	and	344.70	345.50	0.80	1.81
	and	345.50	346.05	0.55	2.73
	and	346.05	347.45	1.40	15.15
		361.00	365.00	4.00	2.56	3.06	351
	Including	361.50	362.00	0.50	16.20
	and	363.00	363.55	0.55	2.68
		371.85	372.85	1.00	2.47	0.69	360
	Including	371.85	372.35	0.50	3.55
		379.75	383.25	3.50	3.13	2.92	369
	Including	379.75	380.25	0.50	3.57
	and	380.25	380.75	0.50	3.55
	and	381.25	381.75	0.50	4.52
	and	381.75	382.25	0.50	5.93
	and	382.25	382.75	0.50	4.05
		399.05	401.05	2.00	9.11	1.65	388
	Including	399.05	399.55	0.50	32.10
	and	400.55	401.05	0.50	4.00
		410.75	412.70	1.95	4.39	1.83	399
	Including	410.75	411.25	0.50	5.91
	and	411.25	412.20	0.95	5.80
		516.75	517.75	1.00	1.83	0.77	504
	Including	516.75	517.25	0.50	3.19
IM-26-001		237.00	238.50	1.50	2.13	1.36	215
		456.55	457.10	0.55	2.64	0.44	401
IM-26-002		90.50	92.65	2.15	13.48	1.82	52
	Including	90.50	91.00	0.50	55.60
		152.20	153.70	1.50	1.85	1.23	93
	Including	152.70	153.20	0.50	1.93
	and	153.20	153.70	0.50	3.50
		221.00	222.60	1.60	9.18	1.41	144
	Including	221.00	221.50	0.50	25.80
	and	221.50	222.00	0.50	3.29
		241.40	243.70	2.30	5.05	1.99	161
	Including	241.40	242.50	1.10	10.40
		290.30	292.65	2.35	5.34	1.80	201
	Including	290.30	291.50	1.20	9.48
		306.75	309.75	3.00	4.14	2.57	214
	Including	308.75	309.25	0.50	1.95
	and	309.25	309.75	0.50	21.60
IM-26-004		56.15	59.05	2.90	1.81	2.22	53
	Including	56.15	57.00	0.85	4.53
		62.40	66.80	4.40	7.62	3.81	60
	Including	62.40	63.40	1.00	1.84
	and	64.15	64.65	0.50	2.41
	and	64.65	65.15	0.50	58.30
		73.20	74.70	1.50	11.58	1.15	69
	Including	73.20	73.70	0.50	16.10
	and	74.20	74.70	0.50	18.60
		76.00	77.15	1.15	4.60	1.00	72
		223.15	224.50	1.35	2.09	1.03	208
	Including	224.00	224.50	0.50	5.45
		233.75	234.80	1.05	2.75	0.91	215
	Including	233.75	234.25	0.50	5.56
		279.00	279.50	0.50	3.70	0.49	250
		283.50	284.00	0.50	3.81	0.49	253
		294.00	294.50	0.50	4.37	0.47	261
		378.00	378.80	0.80	1.93	0.51	307
		387.50	388.00	0.50	3.29	0.49	310

Table 2: Length weighted assay composites and individual samples>=1.8 g/t for Cariboo Deep diamond drill intercepts outside the footprint of the current resource.

Drillhole ID		From (m)	To (m)	Length (m)	Au g/t	Est. True Width (m)	Vertical Depth (m)
CM-25-002		424.25	424.75	0.50	3.56	0.42	354
CM-25-003		440.50	441.50	1.00	2.89	0.77	360
	Including	441.00	441.50	0.50	5.62
		454.50	455.50	1.00	17.32	0.77	371
	Including	455.00	455.50	0.50	33.10
		643.85	644.35	0.50	10.35	0.38	524
		704.25	704.75	0.50	4.01	0.29	564
CM-26-001		492.50	494.75	2.25	8.81	1.72	370
	Including	492.50	493.00	0.50	23.10
	and	493.00	493.50	0.50	16.00
		496.75	497.25	0.50	2.64	0.38	372
		540.00	542.50	2.50	3.48	2.11	404
	Including	540.70	541.40	0.70	3.56
	and	542.00	542.50	0.50	11.95
		546.30	548.30	2.00	2.25	1.49	409
	Including	546.80	547.30	0.50	5.22
	and	547.30	547.80	0.50	3.23
		550.75	551.25	0.50	4.14	0.38	411
CM-26-002		642.30	642.95	0.65	2.29	0.50	378
		655.60	658.40	2.80	3.58	1.94	388
	Including	655.60	657.05	1.45	6.07
		698.00	698.50	0.50	4.88	0.29	418
		790.65	791.95	1.30	1.97	0.75	494
		892.70	893.20	0.50	4.57	0.29	572
CM-26-003		442.35	442.85	0.50	1.92	0.43	323
		445.40	445.90	0.50	2.37	0.41	324
		456.50	457.50	1.00	1.89	0.64	325
	Including	456.50	457.00	0.50	2.72
		459.50	460.00	0.50	3.33	0.47	325
		462.00	462.50	0.50	3.85	0.35	326
		477.05	479.00	1.95	2.43	1.67	328
	Including	477.05	478.00	0.95	2.72
	Including	478.00	478.50	0.50	4.09
		543.40	550.75	7.35	2.12	5.42	347
	Including	544.90	545.40	0.50	14.80
	and	548.00	548.50	0.50	2.00
	and	549.90	550.75	0.85	4.49
		552.25	557.10	4.85	1.80	2.61	350
		555.10	556.60	1.50	4.29
		565.75	566.75	1.00	9.85	0.61	355
	Including	565.75	566.25	0.50	19.60
		568.15	568.65	0.50	3.24	0.29	355
		659.50	660.00	0.50	2.41	0.35	400
		708.60	709.10	0.50	2.85	0.47	430
		801.50	802.00	0.50	2.65	0.35	490
		822.90	823.90	1.00	3.94	0.71	506
	Including	822.90	823.40	0.50	2.19
	and	823.40	823.90	0.50	5.68
		830.60	831.20	0.60	1.86	0.39	511
IM-25-001		563.80	564.80	1.00	2.07	0.87	551
	Including	564.30	564.80	0.50	3.78
IM-26-001		115.40	115.90	0.50	5.01	0.35	101
		126.05	127.55	1.50	42.42	1.27	111
	Including	126.05	126.55	0.50	3.17
	and	126.55	127.05	0.50	122.50
		151.00	152.60	1.60	2.16	1.39	135
	Including	151.00	151.60	0.60	5.52
		359.30	365.60	6.30	6.40	5.85	326
	Including	359.30	360.00	0.70	19.10
	and	360.50	361.00	0.50	40.60
	and	362.50	363.20	0.70	4.56
		424.00	427.60	3.60	2.34	3.01	376
	Including	424.00	424.50	0.50	12.30
	and	425.00	425.50	0.50	2.21
		456.55	457.10	0.55	2.64	0.44	401
		494.25	502.50	8.25	2.79	6.92	436
	Including	494.25	494.75	0.50	19.65
	and	495.25	495.75	0.50	9.30
	and	498.50	499.00	0.50	3.06
	and	499.50	500.00	0.50	6.36
	and	501.00	501.50	0.50	4.03
		515.50	516.00	0.50	4.20	0.41	472
		536.85	537.85	1.00	3.20	0.87	452
	Including	537.35	537.85	0.50	6.24
		555.75	556.25	0.50	21.90	0.35	490
		628.00	629.50	1.50	2.93	1.41	559
		798.50	799.00	0.50	28.90	0.29	718
IM-26-002		505.75	507.00	1.25	1.98	0.98	358
	Including	505.75	506.30	0.55	4.21
		578.00	578.50	0.50	7.72	0.38	413
		619.30	619.80	0.50	2.22	0.38	442
		646.90	647.55	0.65	4.77	0.50	463
IM-26-003		26.60	28.60	2.00	7.42	1.73	18
	Including	27.10	28.10	1.00	13.75
		289.10	289.60	0.50	5.78	0.41	210
		308.00	309.40	1.40	3.92	0.70	225
		377.45	379.00	1.55	13.83	1.19	277
	Including	377.95	378.50	0.55	38.70
		554.50	555.00	0.50	23.30	0.35	404
		579.50	584.00	4.50	6.61	3.32	425
	Including	579.50	580.00	0.50	5.84
	and	581.00	581.50	0.50	41.00
	and	581.50	582.00	0.50	2.24
	and	582.00	582.50	0.50	2.91
	and	582.50	583.00	0.50	4.40
		694.45	695.45	1.00	2.88	0.57	501
	Including	694.95	695.45	0.50	5.46
		708.60	709.15	0.55	4.14	0.32	510
		717.40	724.50	7.10	6.17	5.22	517
	Including	717.90	718.40	0.50	2.21
	and	722.00	722.50	0.50	73.20
	and	724.00	724.50	0.50	10.40
		725.75	726.75	1.00	2.79	0.66	520
	Including	726.25	726.75	0.50	4.95
		730.35	736.25	5.90	4.87	4.40	524
	Including	731.50	732.00	0.50	2.81
	and	732.00	732.50	0.50	29.00
	and	734.75	735.25	0.50	4.56
	and	735.75	736.25	0.50	17.15
		771.75	773.10	1.35	1.98	1.05	548
	Including	772.60	773.10	0.50	5.07
		818.80	819.30	0.50	4.61	0.41	578
		842.30	845.90	3.60	13.19	1.89	596
	Including	842.30	842.80	0.50	15.95
	and	843.30	843.80	0.50	73.10
	and	844.30	844.90	0.60	2.25
	and	844.90	845.40	0.50	1.93
		938.70	940.20	1.50	5.25	0.93	664
	Including	938.70	939.20	0.50	2.47
	and	939.70	940.20	0.50	13.25

Table 3: Surface DD collar locations, orientations, and max drillhole depths. Negative dips point down.

Drillhole ID	Target Area	Easting (UTM Zn 10N)	Northing (UTM Zn 10N)	Elevation (m)	Depth (m)	Collar Dip	Collar Azimuth
CM-25-001	Valley	595349	5883999	1201.37	114	-50	100
CM-25-002	Valley / Cow	595364	5883994	1201.40	757.4	-51	101
CM-25-003	Valley / Cow	595298	5884177	1200.79	891.5	-55	100
CM-26-001	Cow	595644	5883770	1282.97	1003	-45	100
CM-26-002	Cow / Valley	595643	5883764	1284.38	1027	-45	323
CM-26-003	Cow	595900	5883610	1359.41	1159.1	-45	105
IM-25-001	Shaft	594918	5884184	1295.53	720	-45	315
IM-26-001	Shaft	594989	5884345	1302.34	808.35	-45	310
IM-26-002	Shaft / Mosquito-Shaft Gap	594615	5884520	1396.15	868.4	-45	305
IM-26-003	Mosquito-Shaft Gap	594244	5884732	1411.35	983.3	-50	320
IM-26-004	Shaft	594914	5884187	1292.45	639	-45	305

CORPORATE NAME CHANGE

As previously announced, Osisko Development Corp. intends to change its name to Osisko Gold Group Inc., after receiving shareholder approval for the change of name at its annual and special meeting held on June 23, 2026. Also as previously announced, the Company intends to change the trading symbol for its common shares on both the TSX Venture Exchange ("TSXV") and the New York Stock Exchange ("NYSE") from "ODV" to "OGG".

The Company anticipates the legal change in name to become effective on July 20, 2026, and expects its common shares to begin trading under the new symbol "OGG" on both the TSXV and the NYSE effective at market open on July 20, 2026. The trading symbols for the Company's common share purchase warrants are also expected to change effective at market open on July 20, 2026: (i) warrants trading under "ODVWZ" on the Nasdaq Stock Market ("Nasdaq") and "ODV.WT.U" on the TSXV will change to "OGGWZ" and "OGG.WT.U", respectively; and (ii) warrants trading on the TSXV under "ODV.WT.A" and "ODV.WT.V" will change to "OGG.WT.A", and "OGG.WT.V", respectively.

In connection with the name and symbol changes of the Company's listed securities, the CUSIPs and ISIN's of the Company's securities will change as well. For the Company's common shares, the CUSIP and ISIN will be changed to 68827X105 and CA68827X1050, respectively. In addition, the following new CUSIP and ISIN numbers have been assigned to the warrants of the Company: (i) OGG.WT.A: CUSIP 68827X139 and ISIN CA68827X1399; (ii) OGG.WT.U (TSXV) and OGGWZ (Nasdaq): CUSIP 68827X113 and ISIN CA68827X1134; and (iii) OGG.WT.V: CUSIP 68827X121 and ISIN CA68827X1217.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers an area that extends approximately 77-kilometres from northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts Probable Mineral Reserves of 2.07 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); Measured Mineral Resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); Indicated Mineral Resources of 1.60 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and Inferred Mineral Resources of 1.86 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral Resources are reported exclusive of Mineral Reserves.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Development, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard procedures.

Quality Assurance (QA) – Quality Control (QC)

HQ and NQ diameter drill core is cut (halved) on site at the Cariboo Project subsequent to QAQC checks for logging and sampling errors. BQ core (limited to directional intervals) are whole core sampled following daily QAQC. Any BQ intercepts external to the footprint of the current resource (none herein) are to be excluding from informing any new resource shapes. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. Samples are bagged, labeled, sealed with numbered security tags

All drill core samples are submitted to ALS Geochemistry's analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays, and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50 gram fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed by fire-assay with gravimetric finish (upper limit 10,000 ppm). Select samples containing visible gold and/or cosalite are flagged during logging for an additional 1,000-gram screen metallic fire assay to ensure accurate quantification of any coarse fraction. All samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

End Notes (excluding tables)

  Refer to the Cariboo Technical Report for the assumptions, qualifications and limitations relating to disclosure about the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the utility and significance of the exploration drilling designed to test near mine potential at depth and in under-drilled gap zones; the results and interpretation thereof confirming the presence of high-grade mineralization at depth; the strong potential for upside and resource growth beyond the current mineral inventory at the Cariboo Gold Project; the utility and significance of the results and interpretation in providing positive indication of understanding (if any) of the potential full extent of the mineralized system at depth and whether compelling near-mine upside opportunities exist (if at all); the significance of continued drilling at depth and in underexplored zones; the interpretation and accuracy of intercepts to suggest possible extensions of vein corridors, with potential for resource conversion and upside mineralization; the interpretation of drill results being outside the current areas of the Cariboo Gold deposit; the strong potential for resource growth upside well beyond the 350 metre average of depth of the current deposit (if at all); the consistency of broad high-grade intercepts in drill holes testing through and under the Shaft-Mosquito Gap and the potential for near mine upside within this previously untested zone (if at all); the interpretation and accuracy of intercepts demonstrating continuity and possible resource upside potential ; the utility and significance of incorporating new lithologic data into updated and extended geologic models and its expectation of aiding in further refining of at depth targets (if at all); the prospectivity of exploration in targets outside of currently defined mineral reserves and/or mineral resources; the interpretation and accuracy of spatial geometries, geological structure and local variability modeling and assumptions in regard to potential reserve or resource revisions (if at all); the results (if any) of further exploration work and ability of the Company to define and expand mineral resources beyond current mineral resource estimates; the ability and utility of exploration work (including drilling) to inform resource modeling, mine planning, production stope design procedures and parameters, refinement of infill drill requirements, and the appropriate drill spacing for future infill drilling (if at all); assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); mineral resource category conversion; the future development and operations at the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; the exploration potential and prospectivity (if any) of its properties; the Company's anticipated name change and trading of its securities under its updated stock ticker symbols (including timing thereof); regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Actual results could differ materially due to a number of factors, including, without limitation: the change in the Company's trading symbols and the marketplace effective date of such changes, risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; risks related to the exploration, development and operation of the Cariboo Gold Project; risks related to geological modeling and resource estimation; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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